Annual Shareholder Meeting Results

PCM Fund, Inc., PIMCO Income Opportunity Fund and
PIMCO Dynamic Credit and Mortgage Income Fund held their annual meetings ofshareholders on April 28, 2017. Shareholders voted as indicated below:

PIMCO Dynamic Credit and Mortgage Income Fund

Re-election of Hans W. Kertess Class I to serve until the annual
Meeting held during the 2019-2020 fiscal year
                  Withheld
Affirmative       Authority
114,830,372       2,243,477

Re-election of Alan Rappaport Class I to serve until the annual
Meeting held during the 2019-2020 fiscal year
114,967,497       2,106,352

Re-election of William B. Ogden, IV Class I to serve until the annual Meeting held during the 2019-2020 fiscal year
114,828,630       2,245,219

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K.
Gallagher, James A. Jacobson, John C. Maney and Craig A.
Dawson continued to serve as Trustees of the Fund.